UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 000-27587

CUSIP Number 46225M 103

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For period ended: February 28, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

IOTA COMMUNICATIONS, INC.
Full Name of Registrant

540 Union Square
Address of Principal Executive Office (Street and Number)

New Hope, PA 18938
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The registrant was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2019 (the “Report”) by the prescribed date of April 15, 2019, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Terrence DeFranco	(855)	743-6478
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes          ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A attached.

IOTA COMMUNICATIONS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: April 19, 2019	By:	/s/ Terrence DeFranco
Name: Terrence DeFranco
Title: President and Chief Financial Officer

Annex A

As previously reported, on September 5, 2018, a wholly owned subsidiary of Iota Communications, Inc. (formerly Solbright Group, Inc.), a Delaware corporation (the “Company”), merged (the “Merger”) with and into Iota Networks, LLC (formerly M2M Spectrum Networks, LLC), a dedicated Internet of Things (IoT) network access and IoT solutions company (“Iota Networks”). Iota Networks was the surviving corporation and, as a result of the Merger, became a wholly owned subsidiary of the Company.

Following the Merger, the financial statements of Iota Networks will be reported on a consolidated basis with the Company’s financial statements. As a result, the Company expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2019.

The Company has not yet finalized its financial statements for the fiscal quarter ended February 28, 2019. Therefore, the Company is not able to quantify the anticipated changes in its results of operations at this time.

4